SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____ )

                             ADMIRALTY BANCORP, INC.

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                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE

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                         (TITLE OF CLASS OF SECURITIES)


                  CLASS A COMMON STOCK, NO PAR VALUE - 7232203
                  CLASS B COMMON STOCK, NO PAR VALUE - 7231103

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                                 (CUSIP NUMBER)

                                 APRIL 14, 1999

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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           Rule 13d-1(b)
                       ---
                        X  Rule 13d-1(c)
                       ---
                           Rule 13d-1(d)
                       ---

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

          CLASS A - 7232203
CUSIP NO. CLASS B - 7231103                 13G
          ------------------------------


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                  SIDNEY HOFING
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                           (a)      [ ]
                                           (b)      [ ]
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3.       SEC USE ONLY:

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION:    USA

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NUMBER OF SHARES           5.       SOLE VOTING POWER:        107,355(1)
BENEFICIALLY OWNED         -----------------------------------------------------
BY EACH REPORTING          6.       SHARED VOTING POWER:       41,880(1)
PERSON WITH                -----------------------------------------------------
                           7.       SOLE DISPOSITIVE POWER:   107,355(1)
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER:  41,880(1)
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  149,235(1)
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:                            [ ]    N/A
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:      6.2%(2)
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12.      TYPE OF REPORTING PERSON:
         IN
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(1) Includes both Class A Common Stock, no par value ("Class A Shares"), Class B
Common Stock, no par value ("Class B Shares"), and Warrants and Options to purchase Class A Shares and Class B Shares. Class A Shares and Class B Shares vote together as a single class, and so are reported as a single class of equity securities.

(2) "Class" includes both Class A Shares and Class B Shares.

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                                                                     Page 3 of 5

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

     Check the following box if a fee is being paid with this statement [ ].

Item 1(a).                NAME OF ISSUER:     ADMIRALTY BANCORP, INC.
                          ------------------------------------------------------
Item 1(b).                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                     4400 PGA Boulevard
                               Palm Beach Gardens, Florida 33410
                          ------------------------------------------------------
Item 2(a).                NAME OF PERSON FILING:  Sidney Hofing
                          ------------------------------------------------------
Item 2(b).                ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
                          RESIDENCE:      4400 PGA Boulevard
                                          Palm Beach Gardens, Florida   33410
                          ------------------------------------------------------
Item 2(c).                CITIZENSHIP:  USA
                          ------------------------------------------------------
Item 2(d).                TITLE OF CLASS OF SECURITIES:  Common Stock, no par
                          value(2)
                          ------------------------------------------------------
Item 2(e)                 CUSIP NUMBER:    Class A Shares:  7232203
                                           Class B Shares:  7231103
                          ------------------------------------------------------
Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS
                          A:  N.A.
                          ------------------------------------------------------
Item 4.                   OWNERSHIP:

         (a)              AMOUNT BENEFICIALLY OWNED:  149,235(1)
                          ------------------------------------------------------
         (b)              PERCENT OF CLASS:  6.2%(2)
                          ------------------------------------------------------
         (c)              NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                           107,355(1)
                          ------------------------------------------------------
                  (ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                           41,880(1)

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                                                                     Page 4 of 5

                          ------------------------------------------------------
                  (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:  107,355(1)
                          ------------------------------------------------------
                  (iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:  41,880(1)
                          ------------------------------------------------------
Item 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:   N/A
                          ------------------------------------------------------
Item 6.                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                          ANOTHER PERSON:  N/A
                          ------------------------------------------------------
Item 7.                   IDENTIFICATION AND CLASSIFICATION OF THE
                          SUBSIDIARY WHICH ACQUIRE THE SECURITY BEING
                          REPORTED ON BY TH E PARENT HOLDING COMPANY:  N/A
                          ------------------------------------------------------
Item 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                          THE GROUP:   N/A
                          ------------------------------------------------------
Item 9.                   NOTICE OF DISSOLUTION OF GROUP:  N/A
                          ------------------------------------------------------
Item 10.                  CERTIFICATION.

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------------------------------------------
(1) Includes both Class A Common Stock, no par value ("Class A Shares"), Class B Common Stock, no par value ("Class B Shares"), and Warrants and Options to purchase Class A Shares and Class B Shares. Class A Shares and Class B Shares vote together as a single class, and so are reported as a single class of equity securities.

(2) "Class" includes both Class A Shares and Class B Shares.

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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AUGUST 10, 1999
                                      --------------------------------
                                           Date

                                      /S/ SIDNEY HOFING
                                      --------------------------------
                                      Sidney Hofing